

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 18, 2017

Bradley Kersch
President and Chief Executive Officer
Bookedbyus Inc.
1223 Fletcher Way
Port Coquitlam, BC V3C 6B5
Canada

> **Re:** **Bookedbyus Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 10, 2017**
> **Form 8-K**
> **Filed March 20, 2017**
> **File No. 000-55513**

Dear Mr. Kersch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed May 10, 2017

Approval to Amend Certificate of Incorporation to Effect a Change of Name…, page 5

1.   You disclose that your board and the consenting stockholders adopted and approved a resolution to effect an amendment to your certificate of incorporation to effect a change of your name from Bookedbyus Inc. to Apawthecary Pets USA. Please state the reasons for the name change. See Item 19 of Schedule 14A, which is applicable to your information statement pursuant to Item 1 of Schedule 14C.

Form 8-K filed March 20, 2017

2.   Your current report on Form 8-K discloses that you underwent a change in control on February 24, 2017. As it appears that you were a shell company immediately before this change in control, please amend this filing to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, or advise. See Item 5.01(a)(8) of Form 8-K. For additional guidance, consider CF Disclosure Guidance: Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, available on our website at https://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any questions.

                        Sincerely,

                        /s/ Katherine Wray

                        Katherine Wray
                        Attorney-Advisor
                        Office of Information Technologies
                        and Services